Mizuho Securities Canada Inc.

Statement of Financial Condition

March 31, 2022

With Report of Independent Registered Public Accounting Firm



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SEC FILE NUMBER
300059

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/21 (MM/DD/YY) AND ENDING 03/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Mizuho Securities Canada Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1271 Avenue of the Americas
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mitchell Billek	(201) 626-1286	Mitchell.Billek@mizuhogroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

One Manhattan West	NY	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mitchell Billek, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Mizuho Securities Canada Inc., as of March 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:

Managing Director & Chief Financial Officer

[signature]
Notary Public

Julie A. Grossman
Notary Public, State of New York
Registration No. 02GR6174635
Qualified in New York County
Commission Expires December 20, 2023

This filing contains (check all applicable boxes):**

☒ (a) Facing Page.

☒ (b) Report of Independent Auditors.

☒ (c) Statement of Financial Condition.

☐ (d) Notes to consolidated statement of financial condition.

☐ (e) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (f) Statement of cash flows.

☐ (g) Statement of changes in stockholder's equity.

☐ (h) Statement of changes in subordinated borrowing.

☒ (i) Notes to Statement of Financial Condition.

☐ (j) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (k) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (l) Computation for determination of reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (m) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (n) Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.

☐ (o) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (p) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (q) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (r) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (s) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (t) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (u) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (v) Independent public accountant's report based on an examination of the statement of financial condition.

☒ (w) Independent public accountant's report based on an examination of the financial report or statement of financial condition under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (x) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (y) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (z) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (aa) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (ab) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Mizuho Securities Canada Inc.

Statement of Financial Condition
March 31, 2022

Contents



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: + 1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Mizuho Securities Canada Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Mizuho Securities Canada Inc. (the Company) as of March 31, 2022 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at March 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2020.
May 19, 2022

Mizuho Securities Canada Inc.
Statement of Financial Condition

March 31, 2022

(In Thousands of U.S. dollars, Except Share Data)

Assets

Cash and cash equivalents	$	6,137
Securities owned, at fair value		15,796
Receivables from broker dealers and clearing organizations		750
Other assets		99
Total Assets	$	22,782

Liabilities and Stockholder's Equity

Liabilities

Payables to affiliates	725
Accrued expenses and other liabilities	146
Total Liabilities	871

Stockholder's Equity

Common stock and additional paid in capital:	
100 shares issued and outstanding ($1 per share)	19,891
Retained earnings	280
Accumulated other comprehensive income	1,740
Total Stockholder's Equity	21,911

Total Liabilities and Stockholder's Equity	$	22,782

The accompanying notes are an integral part of the Statement of Financial Condition.

1. Organization and Description of Business

Mizuho Securities Canada Inc. (the "Company"), is a wholly-owned subsidiary of Mizuho Securities USA LLC ("MSUSA"). The Company participates in debt and equity underwritings in the Canadian marketplace. The Company's functional currency is the Canadian dollar ("CAD"). The Statement of Financial Condition is presented in U.S. dollars ("$";"USD").

The Company is a corporation organized under the laws of British Columbia, Canada. The Company is also a registered broker-dealer with the Securities Exchange Commission ("SEC"), and is a member of the U.S Financial Industry Regulatory Authority ("FINRA") and the Investment Industry Regulatory Organization of Canada ("IIROC"), the Canadian national self-regulatory organization, and is subject to the rules and regulations of these organizations.

MSUSA is a registered broker-dealer incorporated in the United States and is a wholly-owned subsidiary of Mizuho Americas LLC ("MHA"). MHA is a bank holding company, which is ultimately wholly-owned by Mizuho Financial Group, Inc. ("MHFG"). MHFG is a holding company listed on the Tokyo, Osaka, and New York Stock Exchanges that provides comprehensive financial services through its subsidiaries.

2. Summary of Significant Accounting Policies

Basis of presentation

The Statement of Financial Condition is presented in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Mizuho Securities Canada Inc.

Notes to Statement of Financial Condition (continued)

(In Thousands of U.S. dollars)

2. Summary of Significant Accounting Policies (continued)

Cash and cash equivalents

The Company defines cash equivalents as overnight time deposits and short-term, highly-liquid investments with original maturities of three months or less at the time of purchase. The Company has cash equivalents of $4,475 at March 31, 2022.

Securities owned, at fair value

Securities owned are recorded on a trade date basis at fair value. Fair value is generally based upon quoted market prices, when available. When quoted market prices are not available, the Company uses other market data, such as transaction prices for the same or similar securities.

Securities owned consists of Canadian Treasury bills held as a deposit with a broker of $15,796 at March 31, 2022 on the Statement of Financial Condition.

Fair value measurements

The Company reports certain assets and liabilities at fair value on the Statement of Financial Condition in accordance with ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"). The Company has made no elections under the "Fair Value Option" in accordance with ASC 825, *Financial Instruments* ("ASC 825"), which allows the Company to irrevocably elect fair value as the initial and subsequent measurement attribute for most financial assets and liabilities on an instrument-by-instrument basis.

Credit Losses

The Company accounts for estimated credit losses in accordance with FASB ASC 326-20, *Financial Instruments – Credit Losses* ("ASC 326"). ASC 326 requires the Company to estimate expected credit losses on financial assets measured at amortized cost over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

Mizuho Securities Canada Inc.

Notes to Statement of Financial Condition (continued)

(In Thousands of U.S. dollars)

2. Summary of Significant Accounting Policies (continued)

Investment banking

Investment banking includes fees earned from debt underwriting. The Company accounts for the fees earned from debt underwriting in accordance with ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). The Company acts as an underwriter and earns revenue, which can include management fees, sales concessions, and underwriting fees. ASC 606 prescribes that fee revenue relating to underwriting commitments is recognized when all significant items relating to the underwriting cycle have been completed and the amount of the underwriting revenue has been determined. Generally, this would occur on trade date, when the deal is launched into the primary market. Investment banking revenues are presented gross of transaction related expenses and are recognized when the Company satisfies the performance obligation.

Investment banking fees receivable of $748 at March 31, 2022 is reported in receivables from broker dealers and clearing organizations on the Statement of Financial Condition.

Income taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes ("ASC 740"). ASC 740 prescribes the method to account for uncertainty in income tax positions taken or expected to be taken in a tax return by applying a "more likely than not" ("MLTN") criteria as to whether a tax position will be sustained upon examination, based on the technical merits of the position. Accordingly, the Company assesses this likelihood based on the facts, circumstances, and information available at the end of each period. A tax position that meets the MLTN recognition threshold is measured initially and subsequently as the largest amount of tax benefit that will likely be realized upon settlement with a taxing authority that has full knowledge of all the relevant information. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Deferred tax expenses or benefits are recognized in the Statement of Financial Condition at amounts expected to be realized for the changes in deferred tax liabilities ("DTLs") or assets ("DTAs") between years. The Company recognizes the current and deferred tax consequences of all transactions in the Statement of Financial Condition using the provisions of the currently enacted tax laws.

(In Thousands of U.S. dollars)

2. Summary of Significant Accounting Policies (continued)

Foreign exchange

Assets and liabilities denominated in non-CAD currencies are revalued into CAD equivalents using the spot foreign exchange rates at the date of the Statement of Financial Condition.

For the purposes of preparing the Statement of Financial Condition, the Company translates its balances into USD in accordance with the rules prescribed in ASC 830, *Foreign Currency Matters.*

3. Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies for shared personnel and outsourced management services.

MSUSA and Mizuho Bank Ltd. Canada Branch ("MHBK Canada Branch") provides managerial and support services to the Company and charge fees pursuant to Service Level Agreements, which are recorded in payables to affiliates on the Statement of Financial Condition.

The following table summarizes the Company's related party balances on the Statement of Financial Condition at March 31, 2022:

Liabilities		
Payables to affiliates	$	725

4. Income Taxes

The Company files U.S. Federal, state, local and Canadian income tax returns.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At March 31, 2022, the Company had $174 of deferred tax assets, which related primarily to timing differences for net operating losses ("NOL"). The NOL carryforward balance of $598 is for Canadian tax purposes and will expire beginning in 2039 ($158 in 2039 and $440 in 2040). The Company has a valuation allowance of $174, an increase of $3 from the prior year,

(In Thousands of U.S. dollars)

4. Income Taxes (continued)

which fully offsets the DTA as the Company believes it is more likely than not that the DTA will not be realized.

The Company had no unrecognized tax benefits at March 31, 2022. As of March 31, 2022, management does not believe that there were any positions for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly change within the next 12 months. The Company's income tax returns for the tax years ended March 31, 2019 and March 31, 2020 remain subject to examination by the Internal Revenue Service for U.S. federal tax purposes, the state and local tax authorities, and the Canada Revenue Agency for Canadian tax purposes.

5. Risk Management

Risk is an inherent part of the Company's business and activities. The Company has established risk management policies and procedures to measure and monitor each of the various types of significant risks involved in its underwriting business. The Company's ability to properly and effectively identify, assess, monitor, and manage its risk is critical to the overall execution of the Company's strategy and its profitability.

Risk management at the Company requires independent Company-level oversight. Effective risk practices are carried out through constant communication, exercise of professional judgement, and knowledge of specialized products and markets. The Company's senior management takes an active role in the identification, assessment, and management of risks at the Company level.

Market Risk – Market risk is the potential loss the Company may incur as a result of changes in the market value of a particular instrument. The Company manages market risk by economically hedging its exposure to risk factors if necessary. In 2021, there were no such contracts entered into or outstanding.

Credit Risk – Credit risk is the risk of loss resulting from a counterparty's failure to meet its obligations. The Company is engaged in underwriting activities with counterparties primarily in the financial services industry. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk of loss. The risk of default mainly depends on the creditworthiness of the counterparty or issuer of the instrument. There was no credit risk that had a material impact on the Company's Statement of Financial Condition.

5. Risk Management (continued)

Operational Risk – Operational risk is the risk of loss, whether direct or indirect, to which the Company is exposed due to inadequate or failed internal processes or systems, human error or misconduct, or external events. Operational risk includes legal and regulatory risk, business process and change risk, fiduciary or disclosure breaches, technology failure, financial crime, and environmental risk, but excludes strategic and reputational risk. Operational risk, in some form exists in each of the Company's business and support activities, and can result in financial loss, regulatory sanctions and damage to the Company's reputation. There was no operational risk that had a material impact on the Company's Statement of Financial Condition.

6. Fair Value Measurement

ASC 820 defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date" or an "exit price". The objective of a fair value measurement is to determine this exit price.

The valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs, using techniques that are appropriate and for which sufficient data is available. Additionally, for inputs based on bid and ask prices, the price within the bid-ask spread that is most representative of fair value is used to measure fair value.

Fair value hierarchy

ASC 820 prioritizes the inputs used to measure fair value into three broad levels, assigning the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest to unobservable inputs (Level 3 measurements). If the inputs used to measure an asset or liability fall into different levels within the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement.

The three categories are as follows:

Level 1: Assets and liabilities whose values are based on unadjusted quoted prices in active markets for identical assets or liabilities. The Company did not have any Level 1 assets or liabilities at March 31, 2022.

Level 2: Assets and liabilities whose values are based on inputs that are observable either directly or indirectly, but do not qualify as Level 1 inputs. Level 2 assets include Canadian Treasury bills. The Company did not have any Level 2 liabilities at March 31, 2022.

6. Fair Value Measurement (continued)

Level 3: Assets and liabilities, whose values are based on inputs that are both unobservable and significant to the overall fair value measurement. The Company did not have any assets or liabilities measured at fair value using unobservable inputs or for which unobservable inputs were significant to their fair value measurement at March 31, 2022.

In determining the appropriate measurement levels, the Company performs analyses on the assets and liabilities subject to ASC 820 at the end of each reporting period. Changes in the observability of significant valuation inputs during the reporting period may result in a reclassification of certain assets and liabilities within the fair value hierarchy.

At March 31, 2022, there were $15,796 of Canadian Treasury bills assigned as Level 2 securities, using the above fair value hierarchy.

Valuation techniques

Other sovereign obligations are measured at fair value by using observable bid offer markets from active dealers or benchmarking spreads to curves based on the risk of the issuer. Accordingly, these securities are categorized in Level 2 of the fair value hierarchy.

Financial assets and liabilities not measured at fair value

Other financial instruments are recorded by the Company at contract amounts and include cash and cash equivalents, receivables from brokers, dealers, and clearing organizations and payables to affiliates. All financial instruments carried at contract amounts either have short-term maturities (one year or less), or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

7. Commitments and Contingencies

Underwriting Commitments

In the normal course of business, the Company enters into underwriting commitments. There were no open commitments at March 31, 2022.

Mizuho Securities Canada Inc.

Notes to Statement of Financial Condition (continued)

(In Thousands of U.S. dollars)

7. Commitments and Contingencies (continued)

Litigation

In accordance with the provisions of ASC 450, Contingencies ("ASC 450"), the Company accrues for a litigation-related liability when the assessed likelihood of realizing a future loss is probable and the amount of loss can be reasonably estimated. In applying these principles, the information available may indicate that the estimated amount of loss is within a range of amounts. When an amount within a range of loss is identified as the most likely result within the range, that amount is accrued by the Company. It is the opinion of management, after consultation with counsel, that there are no matters pending against the Company that could have a material adverse effect on the Company's financial condition.

8. Regulatory Requirements

As a broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934 ("Rule 15c3-1"), which requires the maintenance of minimum net capital in accordance with a formula set forth therein. The Company is required to maintain net capital, as defined, at the greater of $100 or 6-2/3% of aggregate indebtedness under the Securities Exchange Act of 1934. At March 31, 2022, the Company had net capital of $18,932, which was $18,832 in excess of its $100 requirement. The Company had no obligations under Rule 15c3-3 of the Securities Exchange Act of 1934 at March 31, 2022.

9. Subsequent Events

Under the provisions of ASC 855, Subsequent Events ("ASC 855"), companies are required to evaluate events and transactions that occur after the balance sheet date but before the date the Statement of Financial Condition is issued, or available to be issued in the case of non-public entities. As such, the Company is required to evaluate and recognize in the Statement of Financial Condition the effect of all events or transactions that provide additional evidence of conditions that existed at the balance sheet date, including estimates inherent in the Statement of Financial Condition's preparation.

The Company evaluated events subsequent to March 31, 2022 through May 19, 2022, the date on which the Statement of Financial Condition were available to be issued. There were no material recognizable or non-recognizable subsequent events during this period.